Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Harry Winston Diamond Corporation's Fiscal 2010 Fourth Quarter and
     Year-End Results to be released Wednesday, March 31, 2010

     TORONTO, March 18 /CNW/ - Harry Winston Diamond Corporation (TSX: HW,
NYSE: HWD) (the "Company"), will release its Fiscal 2010 Fourth Quarter and
Year-End results for the period ended January 31, 2010, after market hours on
Wednesday, March 31, 2010.
     Beginning at 8:30AM (EDT) on Thursday, April 1, the Company will host a conference call for analysts, investors and other interested parties.
Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing
866-711-8198 within North America or 617-597-5327 from international locations and entering passcode 60192806.
     An online archive of the broadcast will be available by accessing the
Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through
11:00PM (EDT), Thursday April 15, 2010 by dialing 888-286-8010 within North
America or 617-801-6888 from international locations and entering passcode
14552430.

     About Harry Winston Diamond Corporation

     Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry
Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).
     The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris,
London, Beijing, Tokyo, and Beverly Hills.
     The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value.
This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.
     For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

     %SEDAR: 00003786E %CIK: 0000841071

     /For further information: Ms. Kelley Stamm, Manager, Investor Relations -
(416) 362-2237 ext 223 or kstamm(at)harrywinston.com/
     (HW. HWD)

CO:  Harry Winston Diamond Corporation

CNW 13:55e 18-MAR-10